Exhibit 99.62

DHX Media Announces First Ever Yo Gabba Gabba! Live! Holiday Show

"A Very Awesome Yo Gabba Gabba! LIVE! Holiday Show Presented by Citi"

HALIFAX, Aug. 6, 2013 /CNW/ - DHX Media, a leading independent international creator, producer, distributor and licensor of mainly children's entertainment content and tour producer S2BN Entertainment are pleased to announce the first ever Yo Gabba Gabba! LIVE! holiday show, sponsored by Citi and Ubisoft's Just Dance Kids.

"A Very Awesome Yo Gabba Gabba! LIVE! Holiday Show Presented by Citi" will see a total of twenty-six shows performed in nine cities across the U.S. in late 2013. The tour will begin on November 29th and will wrap up on December 29th. $1 from every ticket sold will benefit Toys for Tots, the non-profit organization authorized by the U.S. Marine Corps to provide fundraising and other necessary support for the annual Marine Corps Reserve Toys for Tots program.

In addition, DHX Media has teamed with NCircle Entertainment to release the first Yo Gabba Gabba! Christmas DVD and will be available on October 29 for $12.99 across all major retail channels.

Yo Gabba Gabba! is one of the most popular series on television and on stage, with broad appeal among preschoolers, their indie-rock loving parents, teens and young adults. Yo Gabba Gabba! is created by Christian Jacobs and Scott Schultz. "A Very Awesome Yo Gabba Gabba! LIVE! Holiday Show Presented by Citi®" is produced by S2BN Entertainment, in association with DHX Media.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange. www.dhxmedia.com

About S2BN Entertainment

S2BN Entertainment is a diversified international family show and event entertainment company specializing in the acquisition, development and production of high caliber touring exhibitions, unique live music tours, arena events, theatrical performances and multimedia product offerings. Current S2BN Entertainment productions include: Spiderman: Turn Off the Dark, Rock of Ages, Fuerza Bruta, Yo Gabba Gabba! Live! and Super Why Live! tour. Additionally, the company has produced, directed, and distributed an array of inspiring feature films such as Phil Ochs: There But For Fortune, Sing your Song and Big Easy Express.

About Marine Toys for Tots Foundation

The Marine Toys for Tots Foundation is a not for profit organization authorized by the U.S. Marine Corps to provide fundraising and other necessary support for the annual Marine Corps Reserve Toys for Tots Program. Now in its 68th year, Toys for Tots provides joy and a message of hope to less fortunate children through the gift of a new toy or book during the Christmas holiday season. Our gifts offer these children hope, recognition, and a positive memory they will cherish for a lifetime. Many of the books, games, and sports equipment that we provide as gifts make a significant contribution to the educational, social and physical development of these children. In 2012, Marines distributed toys to more than 7.2 million children who might not have otherwise experienced the magic of the Christmas holiday season.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

Enquires:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:00e 06-AUG-13